EXHIBIT 99.25

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Richard M. Gowans, P.Eng., hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project and to the technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico”, dated May 25, 2017 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Richard M. Gowans”
Signature of Qualified Person

Richard M. Gowans, P.Eng.,
Name of Qualified Person

President and Principal Metallurgist
Title of Qualified Person

March 19, 2019

900 – 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

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